May 29, 2013
BY EDGAR
Jenn Do
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allerayde SAB, Inc. (the “Company”)
Current Report on Form 8-K Filed: May 14, 2013 (the “8-K”)
File No. 333-157565

Dear Ms. Do:

Reference is made to your comment letter, dated May 23, 2013, to the Company, relating to the subject filing (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by the Company’s response thereto:

Comment:

1.
You state in the third paragraph “The Company’s consolidated financial statements since inception through the fiscal years ended December 31, 2011 and 2012 were audited by BPC’s report on our financial statements for the most recent fiscal year did not contain an adverse opinion, a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.” Please revise your filing accordingly to address the following comments:

●
Your disclosure should follow the language in Item 304(a)(1)(ii) of Regulation S-K and state whether BPC’s report on your consolidated financial statements for either of the past two fiscal years ended December 31, 2011 and 2012 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles.

●	Disclose, if true, that BPC’s reports included a going concern paragraph. In this regard, we note their report on page F-1 of your December 31, 2012 Form 10-K filed May 7, 2013.

Allerayde SAB Ltd
 1 Meadow Road, New Balderton, Newark, Nottinghamshire, NG24 3BP, UK
Telephone: +44 1636 613609  Facsimilie: +44 1636 612161

e-mail: info@allerayde.co.uk   Website: www.allerayde.co.uk

Company Registered in England  No: 7909304

2.
To the extent that you make changes to the Form 8-K/A to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K/A.

Response:

In response to your comment, the Company is filing Amendment No.1 to the Current Report on Form 8-K.

We hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael Rhodes

Michael Rhodes
Chief Executive Officer

Allerayde SAB Ltd
 1 Meadow Road, New Balderton, Newark, Nottinghamshire, NG24 3BP, UK
Telephone: +44 1636 613609  Facsimilie: +44 1636 612161

e-mail: info@allerayde.co.uk   Website: www.allerayde.co.uk

Company Registered in England  No: 7909304